Exhibit 99.1

Pacific Premier Bancorp, Inc. Announces Fourth Quarter and Year End 2014 Results (Unaudited)

Fourth Quarter 2014 Summary

•                  Net income of $3.9 million, or $0.23 per diluted share

•                  Net income reduced by $1.7 million litigation expense and $864,000 in merger-related expenses

•                  Net interest margin of 4.02%

•                  Record loan originations of $218 million

•                  Loan growth of 39% for SBA loans, 34% for construction loans and 19% for C&I loans, compared to prior quarter

•                  Increase in Noninterest-bearing deposits of 7.4% and total transaction deposits of 6.2% from prior quarter

•                  Noninterest-bearing deposits and total transaction deposits  were 28% and 73% of total deposits, respectively

•                  Nonperforming assets to total assets remains at 0.12%

•                  Tangible book value per share of $10.12, an increase of $0.22

•                  Pro forma total assets of $2.5 billion, including pending acquisition of Independence Bank

Irvine, Calif., January 21, 2015 — Pacific Premier Bancorp, Inc.  (NASDAQ: PPBI) (the “Company”), the holding company of Pacific Premier Bank (the “Bank”), reported net income for the fourth quarter of 2014 of $3.9 million, or $0.23 per share on a diluted basis, compared with $5.5 million, or $0.31 per share on a diluted basis, for the third quarter of 2014, and $4.2 million, or $0.24 per share on a diluted basis, for the fourth quarter of 2013.  The decline in diluted earnings per share from the prior quarter was primarily attributable to an expense of $1.7 million related to a litigation matter and $864,000 in merger-related expenses.  Excluding the non-recurring merger-related expenses and litigation expense, the Company reported adjusted net income for the fourth quarter of 2014 of $5.4 million, or $0.31 per diluted share.

For 2014, including one-time merger-related expenses of $864,000 associated with the pending acquisition of Independence Bank (“Independence”) and $626,000 associated with the acquisition of Infinity Franchise Holdings, LLC (“Infinity Franchise Holdings”), and the $1.7 million litigation expense, the Company recorded net income of $16.6 million, or $0.96 per diluted share.  For 2013, including one-time merger-related expenses of $5.0 million associated with the acquisition of San Diego Trust Bank (“San Diego Trust”), $1.7 million associated with the acquisition of First Associations Bank (“First Associations”) and $203,000 associated with the acquisition of Infinity Franchise Holdings, the Company recorded net income of $9.0 million or $0.54 per share on a diluted basis.  Excluding the non-recurring merger-related expenses and litigation expense detailed above, the Company reported adjusted net income for 2014 of $18.5 million or $1.07 per share on a diluted basis, compared with adjusted net income for 2013 of $13.3 million or $0.80 per share on a diluted basis.

For the three months ended December 31, 2014, the Company’s return on average assets was 0.78% and return on average tangible common equity was 9.56%, compared with a return on average assets of 1.14% and a return on average tangible common equity of 13.60% for the three months ended September 30, 2014, and a return on average assets of 1.05% and a return on average tangible common equity of 11.69% for the three months ended December 31, 2013.

Excluding the non-recurring merger-related expenses and litigation expense detailed above, the Company’s 2014 adjusted return on average assets was 1.01% and adjusted return on average tangible common equity was 11.89%, compared with an adjusted return on average assets of 0.92% and an adjusted return on average tangible common equity of 9.63% for 2013.

Steven R. Gardner, President and Chief Executive Officer of the Company, commented on the results, “We had a very strong quarter of business development, generating more than 20% annualized growth in both loans and deposits.  Our $218 million in loan originations represents the most productive quarter in the history of the Bank.  We had balanced contributions across most of our major lending areas, with the strongest growth coming in our C&I, construction and SBA businesses.  As a result of our varied business lines, we are building what we believe to be a highly diversified loan portfolio with attractive yields and exceptional credit quality.

“The full quarter impact of the subordinated debt and longer-term FHLB advances added during the third quarter increased our funding costs and reduced our net interest margin this quarter.  However, our average loan yields remained stable and we are seeing positive trends in core deposit inflows, which should help us to mitigate potential further pressure on our net interest margin going forward.

“Looking ahead to 2015, we are excited about the pending acquisition of Independence Bank, which we believe will provide exceptional synergies and enhance our ability to grow our customer base throughout Southern California and more specifically in the Inland Empire.  Subject to approvals of both Independence Bank’s and the Company’s shareholders at the respective special meetings to be held on January 23rd and satisfaction of the other closing conditions, we expect to close the Independence Bank acquisition on January 26, 2015 and complete the system conversion by early April 2015.  We also expect to see a continuation of the positive trends we are experiencing in business development and deliver another strong year of organic balance sheet growth and increasing profitability, and we will continue to build franchise value,” said Mr. Gardner.

Net Interest Income and Net Interest Margin

Net interest income totaled $19.3 million in the fourth quarter of 2014, up $247,000 or 1.3% from the third quarter of 2014.  The increase in net interest income reflected an increase in average interest-earning assets of $79.5 million, partially offset by a decrease in the net interest margin of 12 basis points to 4.02%.  The increase in average interest-earning assets during the fourth quarter of 2014 was primarily related to an increase in our average loan portfolio of $80.9 million and our average cash and cash equivalents of $33.9 million, partially offset by a decrease in average investment securities of $35.3 million.  The decrease in the net interest margin was primarily due to higher borrowing costs related to the full quarter impact of $60.0 million of subordinated debt and $50.0 million of fixed-term Federal Home Loan Bank (“FHLB”) advances, both of which were undertaken in the latter part of the third quarter in 2014.

Net interest income for the fourth quarter of 2014 increased $2.6 million or 15.6%, compared to the fourth quarter of 2013.  The increase was primarily related to an increase in interest-earning assets of $371.2 million, primarily related to organic loan growth during 2014 and the acquisition of Infinity Franchise Holdings during the first quarter of 2014, which added $78.8 million in loans at the acquisition date.  The increase was partially offset by a lower net interest margin, which decreased 30 basis points from the fourth quarter of 2013 to the fourth quarter of 2014.  The decrease in the net interest margin was primarily related to a 34 basis point increase in interest-bearing liabilities, associated with the issuance of subordinated debt and fixed-term FHLB borrowings and a 21 basis point decrease in loan yield, which was partially offset by a favorable shift within the mix of interest-earning assets in the fourth quarter of 2014.  The drop in loan yield was primarily related to a $715,000 discount recognized from a loan payoff during the fourth quarter of 2013 that equated to 18 basis points of net interest margin benefit.

For 2014, net interest income totaled $72.6 million, up $14.5 million or 24.9% over net interest income in 2013.  The increase reflected an increase in interest-earning assets of $349.2 million, partially offset by a decrease in the net interest margin of 1 basis point to 4.17%.  The increase in interest-earning assets was primarily related to our organic loan growth and a full year’s impact from our acquisitions of San Diego Trust and First Associations in 2013 and our acquisition of Infinity Franchise Holdings in early 2014.  The decrease in net interest margin is mainly attributable to an increase in borrowing costs of 22 basis points, which increased interest-bearing liability costs by 8 basis points.  This increase in borrowing costs was partially offset by an increase in yield on average interest-earning assets of 5 basis points, primarily from deploying liquidity received in our acquisitions during 2013 to create a higher mix of loans, partially offset by a lower yield on loans of 32 basis points.  The lower loan yield primarily related to interest rates on loan originations during 2013 and 2014 that produced yields lower than the average yield on our existing loan portfolio.

Provision for Loan Losses

We recorded a $1.4 million provision for loan losses during the fourth quarter of 2014, up from $1.3 million for the third quarter of 2014 and $596,000 for the fourth quarter of 2013.  The increase in the provision for loan losses in the fourth quarter of 2014 was mainly attributable to the growth in our loan portfolio and our intent to increase the allowance for loan losses over time to better align it with our peers.  Net loan recoveries amounted to $12,000 in the fourth quarter of 2014, compared to net loan charge-offs of $250,000 from the third quarter of 2014 and $390,000 from the fourth quarter of 2014.

For 2014, we recorded a $4.7 million provision for loan losses, up from $1.9 million recorded in 2013.  The $2.8 million increase in the provision for loan losses was primarily attributable to the growth in our loan portfolio during the year, and to a lesser extent, the change in our loan composition.  Net loan charge-offs for 2014 amounted to $684,000, down from $1.7 million in 2013.

Noninterest income

Noninterest income for the fourth quarter of 2014 was $5.4 million, up $935,000 or 20.9% from the third quarter of 2014.  The increase from the prior quarter was principally related to higher gains on the sale of loans of $904,000, on sales of investment securities of $661,000, and an increase in loan servicing fees of $258,000.  Partially offsetting those increases was a $952,000 decrease in other income as compared to the third quarter of 2014 because of the $1.1 million in settlement proceeds recorded in the third quarter of 2014 related to properties received from our FDIC-assisted acquisitions.  During the fourth quarter of 2014, we sold $22.0 million in Small Business Administration (“SBA”) loans, resulting in a 9% net premium, and $21.9 million in commercial real estate and multifamily loans at a 3% premium.  The security gains primarily related to the rebalancing of the portfolio prior to the acquisition of Independence Bank.  The increase in loan servicing fees primarily related to higher prepayment fees in the fourth quarter, compared to those in the third quarter.

Compared to the fourth quarter of 2013, noninterest income for the fourth quarter of 2014 increased by $2.8 million or 106.4%.  The increase was primarily related to an increase in gain on sale of loans of $1.4 million, gain on sale of investment securities of $853,000 and an increase in loan servicing fees of $494,000.  Compared to the $22.0 million SBA loan sales in the fourth quarter of 2014 mentioned above, during the fourth quarter of 2013, we sold $10.9 million in SBA loans, resulting in a 10% overall premium, and $7.1 million in commercial real estate loans at an overall premium of 2%.  The increase in loan servicing fees was primarily related to higher prepayment fee income in the fourth quarter of 2014 as compared to the fourth quarter of 2013.

For 2014, noninterest income totaled $14.4 million, up $5.3 million or 58.3% from 2013.  The increase was primarily related to gain on sale of loans of $3.1 million, loan servicing fees of $1.3 million and other income of $957,000.  During 2014, we sold $54.1 million in SBA loans at a 10% overall premium and $37.5 million in commercial real estate and multifamily loans at an overall premium of 3%, compared to 2013 in which we sold $24.6 million in SBA and government guaranteed loans at an overall premium of 12% and $10.8 million in commercial real estate and multifamily loans at an overall premium of 2%.  The increase in loan servicing fees primarily related to increased loans and higher prepayment fees in 2014, compared to those in 2013.  The increase in other income primarily related to a $1.1 million in settlement proceeds recorded in 2014 related to properties received from our FDIC-assisted acquisitions.

Noninterest Expense

Noninterest expense totaled $16.5 million for the fourth quarter of 2014, up $3.1 million or 23.4%, compared with the third quarter of 2014.  The increase was primarily related to an increase in other expense of $1.7 million, primarily related to a litigation expense, non-recurring merger-related expense of $864,000 related to the pending acquisition of Independence Bank and compensation and benefits costs of $349,000, primarily related to an increase in personnel.  With respect to the litigation expense, as previously disclosed, in February 2004, the Bank was named as a defendant in a class action lawsuit alleging various violations of Missouri law relating to alleged excessive loan origination fees and closing costs.  Various motions to dismiss the lawsuit were denied in 2005 and 2006.  After a lengthy period of inactivity, the Bank was contacted by plaintiffs’ counsel to schedule depositions and discovery, and prepare the case to go to trial in 2015.  The Board of Directors of the Company determined to establish a $1.7 million expense related to the lawsuit during the fourth quarter of 2014, which the Board of Directors believes to be a reasonable estimate of the Company’s exposure as of December 31, 2014.

Compared to the fourth quarter of 2013, noninterest expense for the fourth quarter of 2014 increased by $4.5 million or 37.1%.  The increase in expense was primarily related to higher other expense of $1.9 million, primarily related to the litigation expense in the fourth quarter of 2014 referenced above; higher compensation and benefits costs of $1.6 million, primarily related to the organic growth of the bank and the acquisition of Infinity Franchise Holdings; and higher non-recurring merger-related expense of $661,000.

For 2014, noninterest expense totaled $55.0 million, up $4.2 million or 8.2% from 2013.  The increase was primarily due to the full year’s impact of expenses added as a result of the acquisitions of San Diego Trust and First Associations and the acquisition of Infinity Franchise Holdings in the first quarter of 2014, along with costs associated with organic growth that included the expansion of our lending platform to increase loan production throughout 2013 and 2014.  The increase in noninterest expense in 2014 was primarily comprised of  higher compensation and benefits costs of $5.7 million; higher other expense of $2.2 million, which includes the referenced $1.7 million litigation expense in the fourth quarter of 2014; higher deposit expenses of $1.1 million; higher premises and occupancy expense of $811,000; and higher professional expense of $377,000.  Partially offsetting these increases was a decrease in non-recurring merger-related expense of $5.4 million, lower data processing and communications costs of $510,000, primarily associated with lower negotiated core system provider costs, and lower other real estate owned operations of $543,000.

Our Company’s efficiency ratio was 64.88%, 56.57%, and 60.45% for the quarters ended December 31, 2014, September 30, 2014, and December 31, 2013, respectively.  Our efficiency ratio was 61.35% for the year ended December 31, 2014, compared to 64.68% for 2013.

Income Tax

For the fourth quarter of 2014, our effective tax rate was 42.6%, compared with a 38.5% for the third quarter of 2014 and 37.0% for the fourth quarter of 2013.  The increase in our fourth quarter 2014 effective tax rate primarily related to the non-deductibility of our merger related costs.  For 2014, our effective tax rate was 39.2%, compared with 38.3% in 2013.

Assets and Liabilities

At December 31, 2014, assets totaled $2.0 billion, up $4.6 million or 0.2% from September 30, 2014 and $324.7 million or 18.9% from December 31, 2013.  The increase in assets during the fourth quarter of 2014 was primarily related to increases in loans held for investment of $80.6 million and cash and cash equivalents of $7.3 million, partially offset by a decrease in investment securities available for sale of $80.6 million.  The increase in assets since year-end 2013 was primarily related to the increase in loans held for investment of $388.5 million associated with organic loan growth and the acquisition of Infinity Franchise Holdings, which added assets at the acquisition date of $80.2 million, including $78.8 million in loans. Partially offsetting these increases in assets was a reduction in investment securities available for sale of $54.5 million and cash and cash equivalents of $15.9 million.

Investment securities available for sale totaled $201.6 million at December 31, 2014, down $80.6 million or 28.5% from September 30, 2014, and $54.5 million or 21.3% from December 31, 2013.  The decrease in investment securities during the fourth quarter of 2014 was primarily due to sales totaling $73.4 million, and principal paydowns of $7.2 million.  The decrease in investment securities since year-end 2013 was primarily due to sales of $164.8 million and principal pay downs of $28.7 million, partially offset by purchases of $135.6 million.  In general, the purchase of investment securities primarily related to investing excess liquidity from our banking operations, while the sales were made to help fund loan production, which improved our interest-earning asset mix, and to prepare for the Independence Bank acquisition.

Net loans held for investment totaled $1.6 billion at December 31, 2014, an increase of $79.2 million or 5.2% from September 30, 2014, and an increase of $384.5 million or 31.2% from December 31, 2013.  The increase in loan balances from the end of the third quarter of 2014 was primarily related to increases in commercial and industrial (“C&I”) of $67.5 million, construction of $22.6 million, SBA of $7.9 million and warehouse facilities of $5.7 million, partially offset by a decrease in commercial owner occupied loans of $27.0 million.  The increase in loans from December 31, 2013 included $78.8 million of C&I loans from our acquisition of Infinity Franchise Holdings, as well as organic growth in real estate loans of $110.6 million, C&I loans of $241.2 million, warehouse facilities loans of $26.3 million and SBA loans of $17.7 million, partially offset by a decrease in commercial owner occupied loans of $10.1 million.  The total end of period weighted average interest rate on loans at December 31, 2014 was 4.91%, compared to 4.93% at September 30, 2014 and 4.95% at December 31, 2013.

Loan activity during the fourth quarter of 2014 included loan originations of $218.4 million and loan purchases of $7.8 million, partially offset by loan repayments of $80.6 million, loan sales of $44.0 million and an increase in undisbursed loan funds of $21.2 million.  During the fourth quarter of 2014, our loan originations were well diversified across loan type and included $72.1 million in C&I loans, including $57.8 million in franchise loans, $55.9 million in construction loans, $26.0 million in SBA loans, $25.4 million in commercial non-owner occupied loans, $16.5 million in multifamily loans and $12.1 million in commercial owner occupied loans.  Loans originated during the fourth quarter of 2014 had a weighted average rate of 5.04%, compared to a weighted average rate of 5.14% in the previous quarter.  At December 31, 2014, our loan to deposit ratio was 99.9%, compared with 100.3% at September 30, 2014 and 95.2% at December 31, 2013.

December 31, 2014 deposits totaled $1.6 billion, up $87.4 million or 5.7% from September 30, 2014 and $324.5 million or 24.8% from December 31, 2013.  During the fourth quarter of 2014, we had an increase in money market accounts of $37.6 million, noninterest bearing checking of $31.6 million and certificates of deposit of $17.6 million, which included the addition during the quarter of $22.1 million in brokered certificates of deposit over a weighted average term of 17 months and at an all-in cost of 67 basis points.  The increase in deposits since year-end 2013 included increases in money market of $98.7 million, noninterest bearing checking of $90.0 million, brokered certificates of deposit of $72.4 million and retail certificates of deposit of $54.6 million.  The brokered deposits were raised in the third and fourth quarter of 2014 to lengthen the overall maturity of our liabilities and support our interest rate risk management strategies.

The total end of period weighted average cost of deposits at December 31, 2014 and September 30, 2014 was 0.36%, up from 0.33% at December 31, 2013.

At December 31, 2014, total borrowings amounted to $187.0 million, down $78.9 million or 29.7% from September 30, 2014 and $27.4 million or 12.8% from December 31, 2013.  The decrease in borrowings at December 31, 2014 from both periods was primarily related to a decrease in FHLB overnight advances.  At December 31, 2014, total borrowings represented 9.2% of total assets and had an end of period weighted average cost of 2.74%, compared with 13.1% of total assets at a weighted average cost of 1.93% at September 30, 2014, and 12.5% of total assets at a weighted average cost of 0.63% at December 31, 2013.

Asset Quality

Nonperforming assets totaled $2.5 million or 0.12% of total assets at both December 31, 2014 and September 30, 2014, down from $3.4 million or 0.20% of total assets at December 31, 2013.  During the fourth quarter of 2014, nonperforming loans decreased $338,000 to total $1.4 million while other real estate owned increased $285,000 to $1.0 million.

At December 31, 2014, our allowance for loan losses was $12.2 million, up $1.4 million from September 30, 2014 and $4.0 million from December 31, 2013.  At December 31, 2014, our allowance for loan losses as a percent of nonaccrual loans was 844.9%, up from 604.2% at September 30, 2014 and 364.3% at December 31, 2013.  The increase in the allowance for loan losses at December 31, 2014 was mainly attributable to the growth in our loan portfolio and our intent to increase the allowance for loan losses over time to better align it with our peers.  At December 31, 2014, the ratio of allowance for loan losses to total gross loans was 0.75%, up from 0.70% at September 30, 2014 and 0.66% at December 31, 2013.  Including the loan fair market value discounts recorded in connection with our acquisitions, the allowance for loan losses to total gross loans ratio was 0.87% at December 31, 2014, compared with 0.85% at September 30, 2014 and 0.93% at December 31, 2013.

Capital Ratios

At December 31, 2014, our ratio of tangible common equity to total assets was 8.51%, with a tangible book value of $10.12 per share and a book value per share of $11.81.

At December 31, 2014, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 leverage capital of 11.29%, tier 1 risked-based capital of 12.72% and total risk-based capital of 13.45%.  These capital ratios exceeded the “well capitalized” standards defined by the federal banking regulators of 5.00% for tier 1 leverage capital, 6.00% for tier 1 risked-based capital and 10.00%, for total risk-based capital.  At December 31, 2014, the Company had a ratio for tier 1 leverage capital of 9.18%, tier 1 risked-based capital of 10.30% and total risk-based capital of 14.46%.

Conference Call and Webcast

The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on January 21, 2015 to discuss its financial results.  Analysts and investors may participate in the question-and-answer session.  The conference call will be webcast live on the Investor Relations section of the Company’s website www.ppbi.com and an archived version of the webcast will be available in the same location shortly after the live call has ended.  The conference call can be accessed by telephone at (866) 290-5977 and asking to be joined to the Pacific Premier Bancorp conference call.  Additionally a telephone replay will be made available through January 29, 2015 at (877) 344-7529, conference ID 10058607.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest community banks headquartered in Southern California.  Pacific Premier Bank is a business bank primarily focused on serving small and middle market business in the counties of Los Angeles, Orange, Riverside, San Bernardino and San Diego, California.  Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, residential warehouse and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide. Pacific Premier Bank serves its customers through its 13 full-service depository branches in Southern California located in the cities of Encinitas, Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, San Bernardino, San Diego and Seal Beach.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the willingness of users to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services policies, laws and regulations (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and of governmental efforts to restructure the U.S. financial regulatory system; technological changes; the effect of acquisitions that the Company may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from its acquisitions; changes in the level of the Company’s nonperforming assets and charge-offs; any oversupply of inventory and deterioration in values of California real estate, both residential and commercial; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairment of securities held by us; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing.  Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2013 Annual Report on Form 10-K of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Notice to Independence Bank and Pacific Premier Shareholders

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed acquisition of Independence Bank by Pacific Premier, Pacific Premier filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which was previously declared effective by the SEC.  The registration statement contains a joint proxy statement/prospectus.  The definitive joint proxy statement/prospectus was filed with the SEC on December 11, 2014 and was distributed to the shareholders of Independence Bank and the Pacific Premier on December 16, 2014 in connection with the respective special meetings of the Independence Bank and the Pacific Premier shareholders and their respective votes concerning the acquisition.  SHAREHOLDERS OF INDEPENDENCE BANK AND PACIFIC PREMIER ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.  Investors and security holders will be able to obtain the documents, including the joint proxy statement/prospectus free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing Pacific Premier’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing to Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Independence Bank at 4525 MacArthur Boulevard, Newport Beach, CA 92660, Attention: Corporate Secretary.

The Pacific Premier directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies from the Pacific Premier shareholders in respect of the proposed acquisition.  Pacific Premier has also engaged D.F. King & Co., Inc. as its proxy solicitation firm.  Information about the Pacific Premier directors and executive officers is included in the proxy statement for its 2014 annual meeting, which was filed with the SEC on April 16, 2014.  The Independence Bank directors, executive officers and certain other members of management and employees of Independence Bank may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of Independence Bank.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition that was previously mailed to the Pacific Premier and Independence Bank shareholders.  Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steve Gardner

President/CEO

949.864.8000

Kent J. Smith

Executive Vice President/CFO

949.864.8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except share data)

(Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013

ASSETS
Cash and due from banks	$110,650	$103,356	$120,016	$124,143	$126,787
Federal funds sold	275	275	276	276	26
Cash and cash equivalents	110,925	103,631	120,292	124,419	126,813
Investment securities available for sale	201,638	282,202	235,116	202,142	256,089
FHLB and other stock, at cost	17,067	18,643	18,494	14,104	15,450
Loans held for sale, net	—	—	—	—	3,147
Loans held for investment	1,628,622	1,548,004	1,466,768	1,325,372	1,240,123
Allowance for loan losses	(12,200)	(10,767)	(9,733)	(8,685)	(8,200)
Loans held for investment, net	1,616,422	1,537,237	1,457,035	1,316,687	1,231,923
Accrued interest receivable	7,131	6,762	6,645	5,865	6,254
Other real estate owned	1,037	752	752	752	1,186
Premises and equipment	9,165	9,402	9,344	9,643	9,864
Deferred income taxes	9,383	10,721	10,796	9,180	8,477
Bank owned life insurance	26,822	26,642	26,445	26,240	24,051
Intangible assets	5,614	5,867	6,121	6,374	6,628
Goodwill	22,950	22,950	22,950	22,950	17,428
Other assets	10,743	9,439	7,535	6,926	6,877
TOTAL ASSETS	$2,038,897	$2,034,248	$1,921,525	$1,745,282	$1,714,187
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest bearing	$456,754	$425,166	$410,843	$412,871	$366,755
Interest bearing	1,174,072	1,118,300	1,034,738	1,022,332	939,531
Total deposits	1,630,826	1,543,466	1,445,581	1,435,203	1,306,286
FHLB advances and other borrowings	116,643	195,561	255,287	95,506	204,091
Subordinated debentures	70,310	70,310	10,310	10,310	10,310
Accrued expenses and other liabilities	21,526	27,054	18,166	15,403	18,274
TOTAL LIABILITIES	1,839,305	1,836,391	1,729,344	1,556,422	1,538,961
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value; 25,000,000 shares authorized; shares issued and outstanding of 16,903,884, 17,069,216, 17,068,641, 17,224,977, and 16,656,279 at December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013, respectively	169	171	171	172	166
Additional paid-in capital	147,474	150,062	149,942	152,325	143,322
Retained earnings	51,431	47,540	42,090	37,447	34,815
Accumulated other comprehensive income (loss), net of tax (benefit) of $362, $59, ($16), ($757), and ($2,152) at December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013, respectively	518	84	(22)	(1,084)	(3,077)
TOTAL STOCKHOLDERS’ EQUITY	199,592	197,857	192,181	188,860	175,226
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,038,897	$2,034,248	$1,921,525	$1,745,282	$1,714,187

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2014	2013	2014	2013
INTEREST INCOME
Loans	$20,679	$19,550	$16,303	$74,736	$57,807
Investment securities and other interest-earning assets	1,358	1,484	1,670	5,588	5,711
Total interest income	22,037	21,034	17,973	80,324	63,518
INTEREST EXPENSE
Deposits	1,448	1,317	968	5,037	4,065
FHLB advances and other borrowings	332	294	262	1,124	984
Subordinated debentures	990	403	77	1,543	307
Total interest expense	2,770	2,014	1,307	7,704	5,356
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	19,267	19,020	16,666	72,620	58,162
PROVISION FOR LOAN LOSSES	1,421	1,284	596	4,684	1,860
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	17,846	17,736	16,070	67,936	56,302
NONINTEREST INCOME
Loan servicing fees	805	547	311	2,490	1,192
Deposit fees	480	412	491	1,809	1,873
Net gain from sales of loans	2,679	1,775	1,301	6,300	3,228
Net gain from sales of investment securities	1,024	363	171	1,547	1,544
Other-than-temporary impairment recovery (loss) on investment securities, net	1	5	15	29	(4)
Other income	413	1,365	328	2,217	1,260
Total noninterest income	5,402	4,467	2,617	14,392	9,093
NONINTEREST EXPENSE
Compensation and benefits	7,839	7,490	6,286	28,705	23,018
Premises and occupancy	1,731	1,723	1,575	6,608	5,797
Data processing and communications	534	420	866	2,570	3,080
Other real estate owned operations, net	10	11	8	75	618
FDIC insurance premiums	261	257	212	1,021	749
Legal, audit and professional expense	637	625	340	2,240	1,863
Marketing expense	472	318	311	1,208	1,088
Office and postage expense	421	441	353	1,576	1,313
Loan expense	215	258	295	848	1,009
Deposit expense	709	747	646	2,964	1,818
Merger related expense	864	—	203	1,490	6,926
Other expense	2,775	1,053	914	5,688	3,536
Total noninterest expense	16,468	13,343	12,009	54,993	50,815
NET INCOME BEFORE INCOME TAX	6,780	8,860	6,678	27,335	14,580
INCOME TAX	2,889	3,410	2,474	10,719	5,587
NET INCOME	$3,891	$5,450	$4,204	$16,616	$8,993

EARNINGS PER SHARE
Basic	$0.23	$0.32	$0.26	$0.97	$0.57
Diluted	$0.23	$0.31	$0.24	$0.96	$0.54

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	16,950,856	17,069,216	16,648,676	17,046,660	15,798,885
Diluted	17,221,386	17,342,882	17,486,083	17,343,977	16,609,954

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

(dollars in thousands)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2014	2013	2014	2013

Profitability and Productivity
Net interest margin	4.02%	4.14%	4.32%	4.17%	4.18%
Noninterest expense to average total assets	3.31	2.80	2.99	3.01	3.53
Efficiency ratio (1)	64.88	56.57	60.45	61.35	64.68
Return on average assets	0.78	1.14	1.05	0.91	0.62
Return on average equity	7.88	11.25	9.69	8.76	5.61
Return on average tangible common equity (2)	9.56	13.60	11.69	10.70	6.63
Full-time equivalents, at period end	283.5	259.5	230.0	283.5	230.0

Asset and liability activity
Loans originated and purchased	$226,229	$180,641	$201,633	$800,132	$734,482
Repayments	(80,623)	(55,670)	(69,389)	(259,297)	(180,864)
Loans sold	(43,956)	(25,070)	(17,995)	(91,579)	(36,717)
Increase in loans, net	79,185	80,202	100,919	381,352	257,176
Increase in assets	4,649	112,723	145,167	324,710	540,395
Increase in deposits	87,360	97,885	22,152	324,540	401,518
Increase (decrease) in borrowings	(78,918)	274	117,617	(27,448)	88,591

(1) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and non-recurring merger related expense to the sum of net interest income before provision for loan losses and total noninterest income less gains/(loss) on sale of securities, other-than-temporary impairment recovery (loss) on investment securities, and gain on FDIC-assisted transactions.

(2) A reconciliation of the non-GAAP measures of average tangible common equity to the GAAP measures of common stockholders’ equity is set forth at the end of this press release.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

	Average Balance Sheet
	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2014			September 30, 2014			December 31, 2013
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(dollars in thousands)
Assets
Interest-earning assets:
Cash and cash equivalents	$103,926	$50	0.19%	$70,009	$26	0.15%	$62,647	$24	0.15%
Federal funds sold	275	—	—	275	—	—	26	—	—
Investment securities	237,347	1,308	2.20	272,692	1,458	2.14	283,334	1,646	2.32
Loans receivable, net (1)	1,558,826	20,679	5.26	1,477,896	19,550	5.25	1,183,209	16,303	5.47
Total interest-earning assets	1,900,374	22,037	4.60%	1,820,872	21,034	4.59%	1,529,216	17,973	4.67%
Noninterest-earning assets	89,322			88,656			78,684
Total assets	$1,989,696			$1,909,528			$1,607,900
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$129,773	$43	0.13%	$134,819	$40	0.12%	$119,092	$41	0.14%
Money market	506,850	406	0.32	477,111	381	0.32	428,363	307	0.28
Savings	75,182	28	0.15	74,790	27	0.14	76,980	28	0.14
Time	438,711	971	0.88	380,904	869	0.91	294,292	592	0.80
Total interest-bearing deposits	1,150,516	1,448	0.50	1,067,624	1,317	0.49	918,727	968	0.42
FHLB advances and other borrowings	103,394	332	1.27	177,689	294	0.66	122,786	262	0.85
Subordinated debentures	70,310	990	5.59	31,832	403	5.02	10,310	77	2.96
Total borrowings	173,704	1,322	3.02	209,521	697	1.32	133,096	339	1.01
Total interest-bearing liabilities	1,324,220	2,770	0.83%	1,277,145	2,014	0.63%	1,051,823	1,307	0.49%
Noninterest-bearing deposits	447,315			418,129			364,735
Other liabilities	20,541			20,410			17,887
Total liabilities	1,792,076			1,715,684			1,434,445
Stockholders’ equity	197,620			193,844			173,455
Total liabilities and equity	$1,989,696			$1,909,528			$1,607,900
Net interest income		$19,267			$19,020			$16,666
Net interest rate spread (2)			3.77%			3.96%			4.18%
Net interest margin (3)			4.02%			4.14%			4.32%
Ratio of interest-earning assets to interest-bearing liabilities			143.51%			142.57%			145.39%

(1) Average balance includes loans held for sale and nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums, and allowance for loan losses.

(2) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(3) Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

	Average Balance Sheet
	Twelve Months Ended			Twelve Months Ended
	December 31, 2014			December 31, 2013
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(dollars in thousands)
Assets
Interest-earning assets:
Cash and cash equivalents	$81,035	$140	0.17%	$93,272	$184	0.20%
Federal funds sold	255	1	0.39	26	—	—
Investment securities	244,854	5,447	2.22	266,854	5,527	2.07
Loans receivable, net (1)	1,414,973	74,736	5.28	1,031,740	57,807	5.60
Total interest-earning assets	1,741,117	80,324	4.61%	1,391,892	63,518	4.56%
Noninterest-earning assets	86,818			49,663
Total assets	$1,827,935			$1,441,555
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$134,056	$161	0.12%	$94,718	$116	0.12%
Money market	469,123	1,442	0.31	367,769	1,017	0.28
Savings	75,068	110	0.15	78,815	123	0.16
Time	377,333	3,324	0.88	325,439	2,809	0.86
Total interest-bearing deposits	1,055,580	5,037	0.48	866,741	4,065	0.47
FHLB advances and other borrowings	117,694	1,124	0.96	71,447	984	1.38
Subordinated debentures	30,858	1,543	5.00	10,310	307	2.98
Total borrowings	148,552	2,667	1.80	81,757	1,291	1.58
Total interest-bearing liabilities	1,204,132	7,704	0.64%	948,498	5,356	0.56%
Noninterest-bearing deposits	415,983			318,985
Other liabilities	18,161			13,681
Total liabilities	1,638,276			1,281,164
Stockholders’ equity	189,659			160,391
Total liabilities and equity	$1,827,935			$1,441,555
Net interest income		$72,620			$58,162
Net interest rate spread (2)			3.97%			4.00%
Net interest margin (3)			4.17%			4.18%
Ratio of interest-earning assets to interest-bearing liabilities			144.60%			146.75%

(1) Average balance includes loans held for sale and nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums, and allowance for loan losses.

(2) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(3) Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013

Loan Portfolio
Business loans:
Commercial and industrial	$428,207	$360,700	$319,541	$271,877	$187,035
Commercial owner occupied (1)	210,995	237,996	216,784	223,848	221,089
SBA	28,404	20,482	15,115	11,045	10,659
Warehouse facilities	113,798	108,093	114,032	81,033	87,517
Real estate loans:
Commercial non-owner occupied	359,213	355,984	360,288	333,490	333,544
Multi-family	262,965	262,588	251,512	223,200	233,689
One-to-four family (2)	122,795	125,326	132,020	141,469	145,235
Construction	89,682	67,118	47,034	29,857	13,040
Land	9,088	6,103	6,271	6,170	7,605
Other loans	3,298	3,521	3,753	3,480	3,839
Total gross loans (3)	1,628,445	1,547,911	1,466,350	1,325,469	1,243,252
Less loans held for sale, net	—	—	—	—	(3,147)
Total gross loans held for investment	1,628,445	1,547,911	1,466,350	1,325,469	1,240,105
Less:
Deferred loan origination costs/(fees) and premiums/(discounts)	177	93	418	(97)	18
Allowance for loan losses	(12,200)	(10,767)	(9,733)	(8,685)	(8,200)
Loans held for investment, net	$1,616,422	$1,537,237	$1,457,035	$1,316,687	$1,231,923

Asset Quality
Nonaccrual loans	$1,444	$1,782	$1,941	$2,674	$2,251
Other real estate owned	1,037	752	752	752	1,186
Nonperforming assets	$2,481	$2,534	$2,693	$3,426	$3,437
Allowance for loan losses	12,200	10,767	9,733	8,685	8,200
Allowance for loan losses as a percent of total nonperforming loans	844.88%	604.21%	501.44%	324.79%	364.28%
Nonperforming loans as a percent of gross loans	0.09	0.12	0.13	0.20	0.18
Nonperforming assets as a percent of total assets	0.12	0.12	0.14	0.20	0.20
Net loan charge-offs (recoveries) for the quarter ended	$(12)	$250	$(18)	$464	$390
Net loan charge-offs (recoveries) for quarter to average total loans, net	0.00%	0.07%	(0.01)%	0.15%	0.13%
Allowance for loan losses to gross loans	0.75	0.70	0.66	0.66	0.66

Delinquent Loans:
30 - 59 days	$20	$20	$236	$118	$969
60 - 89 days	24	43	994	32	—
90+ days (4)	54	343	72	1,427	1,143
Total delinquency	$98	$406	$1,302	$1,577	$2,112
Delinquency as a % of total gross loans	0.01%	0.03%	0.09%	0.12%	0.17%

(1) Majority secured by real estate.

(2) Includes second trust deeds.

(3) Total gross loans for December 31, 2014 are net of the unaccreted mark-to-market discounts on Canyon National loans of $1.4 million, on Palm Desert National loans of $1.5 million, and on San Diego Trust loans of $148,000 and of the mark-to-market premium on First Associations loans of $36,000.

(4) All 90 day or greater delinquencies are on nonaccrual status and reported as part of nonperforming assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

(dollars in thousands, except per share data)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013

Deposit Accounts
Noninterest-bearing checking	$456,754	$425,166	$410,843	$412,871	$366,755
Interest-bearing:
Checking	131,635	130,221	128,911	137,285	120,886
Money market	526,256	488,677	459,118	453,261	427,577
Savings	74,508	75,373	74,554	76,087	76,412
Time	441,673	424,029	372,155	355,699	314,656
Total interest-bearing	1,174,072	1,118,300	1,034,738	1,022,332	939,531
Total deposits	$1,630,826	$1,543,466	$1,445,581	$1,435,203	$1,306,286

Core (Transaction/CDs < $250,000)	1,472,751	1,409,930	1,367,766	1,363,862	1,247,438
Non-Core (Broker/CDARs/CDs > $250,000)	158,075	133,536	77,815	71,341	58,848

Pacific Premier Bank Capital Ratios
Tier 1 leverage ratio	11.29%	11.48%	9.85%	10.26%	10.03%
Tier 1 risk-based capital ratio	12.72%	12.77%	10.83%	12.06%	12.34%
Total risk-based capital ratio	13.45%	13.42%	11.46%	12.71%	12.97%

Pacific Premier Bancorp, Inc. Capital Ratios
Tier 1 leverage ratio	9.18%	9.50%	10.04%	10.45%	10.29%
Tier 1 risk-based capital ratio	10.30%	10.53%	10.99%	12.23%	12.54%
Total risk-based capital ratio	14.46%	14.71%	11.62%	12.88%	13.17%
Tangible common equity ratio (1)	8.51%	8.43%	8.62%	9.30%	8.94%

Share Data
Book value per share	$11.81	$11.59	$11.26	$10.96	$10.52
Tangible book value per share (1)	10.12	9.90	9.56	9.26	9.08
Closing stock price	17.33	14.05	14.09	16.14	15.74

(1) A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common stockholders’ equity and book value per share is set forth below.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES

STATISTICAL INFORMATION

(dollars in thousands, except per share data)

GAAP Reconciliations

For periods presented below, adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures derived from GAAP-based amounts.  We calculate these figures by excluding merger related and litigation expenses in the period results.  Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business.  However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	Three Months Ended	Twelve Months Ended
	December 31,	December 31,	December 31,
	2014	2014	2013

Net income	$3,891	$16,616	$8,993
Plus merger related and litigation expenses, net of tax	1,516	1,909	4,272
Adjusted net income	$5,407	$18,525	$13,265

Diluted earnings per share	$0.23	$0.96	$0.54
Plus merger related and litigation expenses, net of tax	0.08	0.11	0.26
Adjusted diluted earnings per share	$0.31	$1.07	$0.80

Return on average assets	0.78%	0.91%	0.62%
Plus merger related and litigation expenses, net of tax	0.31	0.10	0.30
Adjusted return on average assets	1.09%	1.01%	0.92%

For periods presented below, adjusted net income and adjusted average tangible common equity are non-GAAP financial measures derived from GAAP-based amounts.  We calculate these figures by excluding merger related expenses, litigation expenses and/or  CDI amortization expense and exclude the average CDI and average goodwill from the average stockholders’ equity during the period.  Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business.  However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2014	2013	2014	2013

Net income	$3,891	$5,450	$4,204	$16,616	$8,993
Plus merger related and litigation expenses, net of tax				1,909	4,272
Net income adjusted for merger related and litigation expenses, net of tax	3,891	5,450	4,204	18,525	13,265
Plus tax effected CDI amortization	145	156	159	616	471
Total adjusted net income	$4,036	$5,606	$4,363	$19,141	$13,736

Average stockholders’ equity	$197,620	$193,844	$173,455	$189,659	$160,391
Less average CDI	5,741	5,994	6,755	6,121	5,321
Less average goodwill	22,950	22,950	17,428	22,490	12,393
Average tangible common equity	$168,929	$164,900	$149,272	$161,048	$142,677

Average Assets				$1,827,935	$1,441,555

Adjusted return on average assets				1.01%	0.92%
Return on average tangible common equity	9.56%	13.60%	11.69%
Adjusted return on average tangible common equity				11.89%	9.63%

Tangible common equity to tangible assets (the “tangible common equity ratio”) and tangible book value per share are non-GAAP financial measures derived from GAAP-based amounts.  We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders’ equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per share, which we calculate by dividing common stockholders’ equity by shares outstanding.  We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios.  Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios.  However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013

Total stockholders’ equity	$199,592	$197,857	$192,181	$188,860	$175,226
Less intangible assets	(28,564)	(28,817)	(29,071)	(29,324)	(24,056)
Tangible common equity	$171,028	$169,040	$163,110	$159,536	$151,170

Book value per share	$11.81	$11.59	$11.26	$10.96	$10.52
Less intangible book value per share	(1.69)	(1.69)	(1.70)	(1.70)	(1.44)
Tangible book value per share	$10.12	$9.90	$9.56	$9.26	$9.08

Total assets	$2,038,897	$2,034,248	$1,921,525	$1,745,282	$1,714,187
Less intangible assets	(28,564)	(28,817)	(29,071)	(29,324)	(24,056)
Tangible assets	$2,010,333	$2,005,431	$1,892,454	$1,715,958	$1,690,131

Tangible common equity ratio	8.51%	8.43%	8.62%	9.30%	8.94%